DLA Piper LLP (US) 500 Eighth Street, NW Washington, DC 20004 www.dlapiper.com R. Neil Miller neil.miller@dlapiper.com T 202.799.4215 F 202.799.5215

June 10, 2010

By EDGAR AND FACSIMILE

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3010/AD8

Washington, DC 20549

Re:	Wells Core Office Income REIT, Inc. Registration Statement on Form S-11, as amended Registration No.: 333-163411

Dear Ms. Garnett:

In connection with the comment received today from Ms. Erin Martin requesting additional disclosure regarding the determination of the Company’s common stock offering price, the Company undertakes to include the following language in the first paragraph under the heading “Plan of Distribution – General” of the Company’s Rule 424(b)(3) final prospectus.

The offering price was not established on an independent basis and bears no relationship to the net value of our assets or to any other established criteria for valuing shares. We opted to sell at $25.00 per share rather than the more customary (for non-traded REIT initial public offerings) $10.00 per share because of Wall Street’s apparent preference for REIT shares priced at higher initial trading prices in connection with firm commitment offerings. Although we may never list our shares on a national securities exchange or sell our shares in a firm commitment offering in the future, we may do so, and we believe this offering price may be beneficial should we undertake such a firm commitment offering.

As counsel to the Company, we greatly appreciate your assistance in processing this registration statement and accepting our request for effectiveness. If we can be of any assistance, please feel free to contact me at (202) 799-4215 or Robert H. Bergdolt at (919) 786-2002.

Very truly yours,

/s/ R. Neil Miller
R. Neil Miller DLA Piper LLP (US)

Cc:	Tom Kluck, Legal Branch Chief, Division of Corporation Finance

Erin E. Martin, Attorney-Advisor, Division of Corporation Finance

Douglas P. Williams, Executive Vice President, Wells Core Office Income REIT, Inc.